UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on September 20, 2007, Amendment No. 2 to the Initial 13D, filed on October 2, 2007, Amendment No. 3 to the Initial 13D, filed on October 3, 2007, Amendment No. 4 to the Initial 13D, filed on October 10, 2007, Amendment No. 5 to the Initial 13D, filed on October 12, 2007 and Amendment No. 6 to the Initial 13D filed on October 26, 2007
(collectively, the "Amendments", and together with the Initial 13D, the "Schedule 13D"), with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On November 5, 2007, the Reporting Persons entered into a confidentiality agreement with the Issuer, which is attached hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1. Confidentiality Agreement, dated November 5, 2007

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



        [Signature Page of Schedule 13D Amend. No. 7 - BEA Systems, Inc.]

                                                                       EXHIBIT I
                            Confidentiality Agreement

                                November 5, 2007


The Parties Listed on the Signature Page Hereto
c/o Icahn Capital Management LP
767 Fifth Avenue, 47th Floor
New York, New York 10153


Gentlemen:

     BEA Systems, Inc. (the "COMPANY") will furnish to you certain financial information about its business performance that is not publicly available in support of its public position with respect to the value of the Company, pursuant to the terms of this letter agreement. You agree that such information, together with any analyses, compilations, notes and any other written or electronic materials prepared by you which contain, reflect or are based upon such information (collectively, the "EVALUATION Material"), will be kept confidential and used only in connection with your investment in the Company; provided, however, that any Evaluation Material may be disclosed to your attorneys, employees, officers, directors and affiliates advising you with respect to your investment in the Company (it being understood that you will cause your attorneys, employees, officers, directors and affiliates to treat such Evaluation Material in a confidential manner and in accordance with the terms hereof). For purposes of this letter agreement, references herein to "you" shall mean the parties listed on the signature page hereto (other than the Company) (provided that restrictions on you shall also extend to your affiliates and to your, and your affiliates', officers, directors, advisors, and employees) "YOUR AFFILIATES" shall mean those persons or entities that are your "affiliates" as such term is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

     In the event that you are required by applicable law (including federal and state securities laws and regulations and banking laws and regulations), legal process or the requirements of any regulatory authority to disclose any Evaluation Material, you will, to the extent possible, in advance of such disclosure provide the Company with reasonably prompt notice of such requirement(s). You also agree to provide the Company, in advance of any such disclosure, with a list of any Evaluation Material you intend to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the Company, at the Company's request and expense, to the extent it may seek to limit such disclosure, including, if requested, taking all reasonable steps to resist or narrow the scope of such required disclosure or legal process and to seek confidential treatment of any information which could be disclosed. If, in the absence of a protective order or the receipt of a waiver from the Company after a request in writing therefor is made by you (such request to be made as soon as reasonably practicable to allow the Company a reasonable amount of time to respond thereto), you are legally required to disclose Evaluation Material, you may disclose such information without liability hereunder; provided, however, that you agree that you will furnish only that portion of the Evaluation Material which you are advised by counsel is legally required.

     The term "Evaluation Material" does not include, and your obligations hereunder shall not apply to, information that (i) was or becomes available to you on a non-confidential basis from a source other than the Company provided such other source is not known by you after reasonable inquiry to be bound by a confidentiality obligation to the Company, unless such source establishes that providing such information to you is permissible under such confidentiality obligation, (ii) was or becomes generally available to the public (other than as a result of a breach by you of this letter agreement), (iii) is already in your possession, provided that such information is not known by you after reasonable inquiry to be subject to another confidentiality agreement or other obligation of secrecy to the Company or (iv) you can demonstrate has been independently developed by you without reliance on the Evaluation Material.

     It is agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     You and the Company acknowledge that irreparable damage would occur if any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that the other party, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunction, in the event of any breach of the provisions of this letter agreement. Each party agrees that it will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party agrees that it will not seek and agree to waive any requirement for the securing or posting of a bond in connection with the other party's seeking or obtaining such relief.

     You hereby confirm that you are aware that the Unites States securities laws generally prohibit any person who has material non-public information about a company from purchasing or selling securities of such company on the basis of such information or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities.

     Prior to February 1, 2008, you will dispose of and destroy any Evaluation Material that you have received and shall send the Company the written certification of a duly authorized officer that all such information has been destroyed in compliance herewith. Assuming your compliance with the foregoing, this letter agreement shall terminate on February 1, 2008 (or on such later date that you comply with the foregoing). On February 1, 2008, to the extent not already publicly disclosed, the Company shall publicly disclose all material nonpublic information included in the Evaluation Material (and provide you with written notice of such disclosure). In addition, assuming you have previously complied with your obligations under the first sentence of this paragraph, we agree that you may disseminate any and all Evaluation Material at, and following, February 1, 2008.

     This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO IRREVOCABLY AGREES THAT ANY ACTION WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT TO THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER, SHALL BE BROUGHT AND DETERMINED EXCLUSIVELY IN THE DELAWARE CHANCERY COURT OR ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE U.S. FEDERAL DISTRICT COURT HAS EXCLUSIVE JURISDICTION OVER A PARTICULAR MATTER, ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY HERETO ON BEHALF OF ITSELF, ITS REPRESENTATIVES AND ITS AFFILIATES HEREBY IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS.

     It is understood and agreed that if any provision contained in this letter agreement or the application thereof to you, the Company, or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this letter agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

     This letter agreement shall benefit and bind successors and assigns of you and of the Company. Any assignment of this letter agreement by you without prior written consent of the Company shall be void.

     This letter agreement (i) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, (ii) may be amended or modified only in a written instrument executed by the parties hereto, (iii) shall supersede any other prior agreement between the parties hereto with respect to the subject matter hereof and (iv) may be executed in one or more counterparts, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party, including by means of facsimile, it being understood that all parties need not sign the same counterpart.

                  [remainder of page left intentionally blank]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.

                                       Very truly yours,

                                       BEA SYSTEMS, INC.


                                         By:  ----------------------------------
                                              Name:
                                              Title:

CONFIRMED AND AGREED TO:

                                       HIGH RIVER LIMITED PARTNERSHIP
                                       By:  Hopper Investments LLC,
                                              general partner
                                       By:  Barberry Corp., sole member

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       HOPPER INVESTMENTS LLC
                                       By:  Barberry Corp., sole member

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       BARBERRY CORP.

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN PARTNERS MASTER FUND LP

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN PARTNERS MASTER FUND II LP

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN PARTNERS MASTER FUND III LP

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN OFFSHORE LP

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN PARTNERS LP

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN ONSHORE LP

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN PARTNERS HOLDING LP
                                       By:  IPH GP LLC, general partner
                                       By:  Icahn Enterprises Holdings L.P.,
                                              general partner
                                       By:  Icahn Enterprises G.P. Inc.,
                                              general partner

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       IPH GP LLC
                                       By:  Icahn Enterprises Holdings L.P.,
                                              general partner
                                       By:  Icahn Enterprises G.P. Inc.,
                                              general partner

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN ENTERPRISES HOLDINGS L.P.
                                       By:  Icahn Enterprises G.P. Inc.,
                                              general partner


                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       ICAHN ENTERPRISES G.P. INC.

                                         By:  ----------------------------------
                                              Name:
                                              Title:



                                       BECKTON CORP.

                                         By:  ----------------------------------
                                              Name:
                                              Title:


                                       -----------------
                                       CARL C. ICAHN